ENCANA CORPORATION

Suite 4400, 500 Centre Street SE

Calgary, Alberta, Canada T2P 2S5

September 2, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Encana Corporation

Registration Statement on

Form F-3/A (File No. 333-212667)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) of Encana Corporation (the “Registrant”) be accelerated to September 7, 2016 at 2 p.m. E.S.T. or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Andrew J. Foley of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3078.

*****

Very truly yours,

ENCANA CORPORATION

By:	/s/ Corey D. Code
Name: Corey D. Code Title: Vice-President, Strategy & Treasurer